UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at January 11, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 11, 2007

Print the name and title of the signing officer under his signature.

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    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

480 MILLION TONNES OF MINERAL RESERVES AT
TASEKO'S PROSPERITY GOLD-COPPER PROJECT

January 11, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces the positive results of a pre-feasibility level study of its 100% owned Prosperity gold-copper project (the "Prosperity Project"), indicating that the property hosts proven and probable reserves of 480 million tonnes grading 0.43 grams Au/tonne and 0.22% Cu at a C$4.00 net smelter return per tonne (NSR/t) cut-off.

The Prosperity Project is located 125 km southwest of the City of Williams Lake in the Cariboo-Chilcotin region of British Columbia, Canada.

The pre-feasibility study was done using long term metal prices of US$1.50/lb for copper, US$500/oz for gold, and an exchange rate of US$0.80/C$1.00.

                                                                                            Project Highlights

-    Located near existing infrastructure in south-central British Columbia
-    Pre-tax net present value of C$300 million at 7.5% discount rate
-    Pre-tax internal rate of return of 14% with a 6 year payback
-   19 year mine life at a milling rate of 70,000 tonnes per day
-    Life of mine strip ratio of 0.8:1
-    Total pre-production capital cost of C$756 million
-    Operating cost of C$5.78 per tonne milled over the life of mine
-     Mine site production costs net of gold credits of US$0.48/lb Cu

The mineral reserves estimated from the study:

Prosperity Mineral Reserves at C$4.00 NSR/t Cut-off
Category	Tonnes (millions)	Gold (gpt)	Copper (%)	Recoverable
				Gold Ounces (millions)	Copper Pounds (billions)
Proven	280	0.47	0.25	2.9	1.3
Probable	200	0.36	0.18	1.6	0.7
Total	480	0.43	0.22	4.5	2.0

The reserve estimate takes into consideration all geologic, mining, milling, and economic factors, and is stated according to Canadian standards (NI43-101). (Under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

Russell Hallbauer, President and CEO of Taseko, said "These results are a key step towards demonstrating the viability of our Prosperity project. While there is still more work required to complete the feasibility study, there is significant opportunity held within this asset and we are confident that the economics will be further improved at the full feasibility study level. These additional copper and gold reserves, when combined with the 1.5 billion pounds of copper in the Gibraltar reserves1, further strengthen Taseko's position for growth."

Pre-Production and Mine Plan

The pre-feasibility level study incorporates activities during a pre-production period of two years which include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development.

The mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one year pre-strip period, total material moved over years 1 through 16 averages 145,000 tonnes/day at a strip ratio of 1.1:1. A declining net smelter return cut-off is applied to the mill feed which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final 3 years of the mine plan. The life of mine strip ratio including processing of lower grade ore is 0.8:1.

Processing and Infrastructure

The Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-meter diameter semi-autogenous grinding (SAG) mill, three 7.3-meter diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate.

Expected metallurgical recovery is 88% for copper and 69% for gold, with annual production averaging 100 million pounds copper and 235,000 ounces gold over the 19 year mine life.

The copper-gold concentrate would be hauled with highway trucks to an expanded load-out facility at McLeese Lake for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters/refineries around the world.

Power would be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administration office, concentrate storage building, warehouse, and explosives facilities.

Based on this study, the project would employ up to 485 permanent hourly and staff personnel. In addition, approximately 70 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Mineral Resources

The Proven and Probable Reserves above are included in the following Measured and Indicated Mineral Resources. The Mineral Resources are as outlined by drilling to date, and estimated at a 0.14% Cu cut-off.

Prosperity Mineral Resources at 0.14% Copper Cut-off
Category	Tonnes (millions)	Gold (gpt)	Copper (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

Supporting Work

The Mineral Reserves are based on an update of the 2000 Kilborn SNC Lavalin feasibility study incorporating a 2006 SNC Lavalin Mill redesign and costing study.

Geology and mineral resources were reviewed and updated for the study by G.H. Giroux, MASc., P.Eng.

Mineral reserves, mine planning and design aspects were developed by John Nilsson, M.Sc., P.Eng., in conjunction with staff at the Gibraltar Mine.

2000 mill process and plant design work was done in accordance with criteria provided by Melis Engineering Ltd. and done by Kilborn SNC Lavalin (now called SNC Lavalin) under the supervision of Ross Banner, P.Eng. Greg McCunn, P.Eng., supervised the 2006 mill redesign work of SNC Lavalin.

Metallurgical testwork, completed in the early 1990's, was conducted by Lakefield Research Limited (now called SGS Lakefield) under the supervision of Melis Engineering Ltd. This work was reviewed by SGS Lakefield, SNC Lavalin, and Taseko for the purposes of this study.

Tailings, water supply and geotechnical studies were conducted by Knight Piesold Ltd., under the supervision of Ken Brouwer, P.Eng.

The resource and reserve estimation was reviewed by Scott Jones, P.Eng., General Manager of Project Development for
Taseko and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

All of the above are independent of the Company except for Mr McCunn and Mr Jones.

Current Work

An updated, detailed feasibility study is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan was commissioned by Taseko in October 2006. Work is currently in progress with completion anticipated in May 2007.

An environmental assessment under the Canadian and British Columbia Environmental Assessment Acts is in progress. Multidisciplinary work teams have gathered new data and are validating previous work in the area where the project will be developed. Submission of the Environmental Impact Assessment is scheduled for April 30, 2007.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO
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1 Recoverable copper in Gibraltar's proven and probable reserves of 256.4 million tonnes grading 0.318% copper and 0.010% molybdenum, as at October 1, 2006 as estimated at a 0.20% copper cut-off and 87% copper recovery.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Information Comments

All information contained in this press release relating to the contents of the pre-feasibility study, including but not limited to statements of the Prosperity Project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of mine and plant facilities also constitutes such "forward looking statements." The pre-feasibility study was prepared to broadly quantify the Prosperity Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of a positive feasibility determination and optimal production rate. It was not prepared to be used as a valuation of the Prosperity Project nor should it be considered to be a final feasibility study on which a commercial production decision could be made. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the pre-feasibility study. This could materially adversely impact the projected economics of the Prosperity Project. As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the Company's employees and consultants. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the pre-feasibility study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the pre-feasibility study and the ultimate feasibility of the Prosperity Project. The mineralized material at the Prosperity Project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity Project's mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been completed to confirm the mine design, mining methods and processing methods assumed in the pre-feasibility study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No operating permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the pre-feasibility study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the pre-feasibility study. There can be no assurance that mining can be conducted at the rates and grades assumed in the pre-feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The pre-feasibility study assumes specified, long-term and relatively stable prices levels for gold and copper. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of gold and copper will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for gold and copper have been below the price ranges assumed in pre-feasibility study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of aboriginal, and other local community concerns as well as Canadian provincial and federal environmental standards for such projects. The economics of the Prosperity Project are sensitive to the US Dollar and Canadian dollar exchange rate and this rate has been subject to large fluctuations in the last several years.
Cautionary Note Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.